Autolend Opposes Petition for Debenture Holders

                  ALBUQUERQUE, N.M., Nov. 4/PRNewswire/--Autolend Group, Inc. (OTC Bulletin Board: AUTL) today announced that four holders of the Company's outstanding 9.59% Convertible Subordinated Debentures due September, 1997 filed an Involuntary Petition in Bankruptcy against the Company in the United States Bankruptcy Court, District of New Mexico, late on November 1, 1996, alleging that the Company is generally not paying its debts as they became due. The Company denies the allegation and is filing an answer in the Bankruptcy Court in an effort to have the petition dismissed. The Company reported that it is paying all of its debts as they become due but, as previously disclosed, has not paid the interest on the debentures because the Company has made an offer to exchange shares of its common stock and preferred stock for all of the out-standing Debentures, including the interest due in September 1997. The exchange offer was made on October 27, 1996 and remains outstanding.

                  The Company is vigourously opposing this petition and expects to continue the exchange offer to its completion.

                  The Company also received a Notice of Default in the payment of the interest due on the Debentures held by the same debenture holders. The Company has ten days from the notice to cure the default.